UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

CONCORD COMMUNICATIONS, INC.
________________________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________________________
(Title of Class Securities)

206186108
____________________________________
(CUSIP Number)

December 31, 2004
________________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

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CUSIP No. 206186108

1.	NAME OF REPORTING PERSONS Firsthand Capital Management, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 77-0449623
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) a. ☐ b. ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,089,300
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,089,300
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,300
10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12.	TYPE OF REPORTING PERSON (See Instructions) IA, CO

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CUSIP No. 206186108

1.
NAME OF REPORTING PERSONS

  Firsthand Funds on behalf of its series, as follows:

    Firsthand Technology Value Fund
    Firsthand Technology Leaders Fund
    Firsthand Technology Innovators Fund
    Firsthand e-Commerce Fund
    Firsthand Global Technology Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

77-6100553
31-1576988
77-0484956
77-0522622
06-1588825

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) a. ☐ b. ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,089,300
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,089,300
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,300
10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12.	TYPE OF REPORTING PERSON (See Instructions) IV

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CUSIP No. 206186108

1.	NAME OF REPORTING PERSONS Landis, Kevin Michael I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) a. ☐ b. ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,089,300
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,089,300
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,300
10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.95%
12.	TYPE OF REPORTING PERSON (See Instructions) HC (Control Person), IN

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Item 1.

(a)  Name of Issuer

     Concord Communications, Inc.

(b)  Address of Issuer’s Principal Executive Offices

    400 Nickerson Road
    Marlboro, MA 01752

Item 2.

(a)  Name of Person Filing

(i)    Firsthand Capital Management, Inc. ("FCM")

(ii)    Firsthand Funds (“Firsthand”)

(iii)    Kevin Michael Landis ("Landis")

(b) Address of Principal Business office or, if None, Residence

125 South Market, Suite 1200, San Jose, CA 95113

(c) Citizenship

(i)    FCM: California

(ii)   Firsthand: Delaware

(iii)   Landis: United States

(d)  Title of Class Securities

    Common stock

(e) CUSIP Number

    206186108

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Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

This statement is filed by FCM, an investment adviser registered under the Investment Advisers Act of 1940, as amended, its control person Landis, and Firsthand, an investment company registered under the Investment Company Act of 1940, as amended. (See, also, Exhibit A.)

Item 4.   Ownership

    Common stock:

(a)    Amount Beneficially Owned:    1,089,300
(b)    Percent of Class:    5.95%

(c)    Number of shares as to which the joint filers have:

(i)    sole power to vote or to direct the vote:    1,089,300

(ii)    shared power to vote or to direct the vote:    0

(iii)    sole power to dispose or to direct the disposition of: 1,089,300

(iv)    shared power to dispose of or to direct the disposition of:    0

Item 5.    Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following . ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

      N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      N/A

Item 8.  Identification and Classification of Members of the Group.

      See Exhibit A.

Item 9.  Notice of Dissolution of Group.

      N/A

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Item 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: 01/21/2005	FIRSTHAND CAPITAL MANAGEMENT, INC

/s/ Kevin M Landis
Kevin M. Landis, President

FIRSTHAND FUNDS

/s/ Kevin M Landis
Kevin M. Landis, Trustee

/s/ Kevin M Landis
Kevin M. Landis, Control Person

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EXHIBIT A

Identification and Classification of Joint Filers

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the reporting persons making this joint filing are identified and classified as follows:

Name	Classification
Firsthand Capital Management, Inc. (“FCM")	Investment adviser registered under the Investment Advisers Act of 1940, as amended.
Firsthand Funds on behalf of its series, as follows (“Firsthand”):
Firsthand Technology Value Fund
Firsthand Technology Leaders Fund
Firsthand Technology Innovators Fund
Firsthand e-Commerce Fund
Firsthand Global Technology Fund
Investment company registered under the Investment Company Act of 1940, as amended.

Kevin Michael Landis (“Landis”)	A control person of FCM and Firsthand.

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EXHIBIT B

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1 and are not acting as a group as defined by Rule 13d-1(b)(ii)(J).

SIGNATURE

Date: 01/21/2005	FIRSTHAND CAPITAL MANAGEMENT, INC

/s/ Kevin M Landis
Kevin M. Landis, President

FIRSTHAND FUNDS

/s/ Kevin M Landis
Kevin M. Landis, Trustee

/s/ Kevin M Landis
Kevin M. Landis, Control Person

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EXHIBIT C

Disclaimer of Beneficial Ownership

Concord Communications, Inc.
Common Stock
1,089,300 Shares

Kevin Michael Landis disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Firsthand Capital Management, Inc., an investment adviser, and Firsthand Funds.

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